

17010044

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SEC FILE NUMBER
8- 67262

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6701 Center Drive West, #1450
(No. and Street)

Los Angeles (City) CA (State) 90045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael L. Carroll 310-943-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael L. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WENDY FAYE POOLE
NOTARY PUBLIC
REGISTRATION # 7693273
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
APRIL 30, 2020



Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d) Financial Statements

For the Year Ended December 31, 2016

Contents

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Triton Pacific Securities, LLC
Los Angeles, CA 90045

I have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC (the "Company"), as of December 31, 2016 and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 24, 2017

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 114,777
Commissions receivable	48,529
Due from affiliates	15,622
Prepaid expenses	19,305
Total Assets	198,233
Fixed Assets, at cost, net of accumulated depreciation of $5,762	12,013
Deposits	7,086
Total assets	**$ 217,332**

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 31,415
Commissions payable	40,805
Due to affiliates	76,146
Total liabilities	148,366
Members' Equity	68,966
Total Liabilities and Members' Equity	**$ 217,332**

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2016

Revenue	
Commissions and fees	$ 651,015
Total revenue	$ 651,015
Operating Expenses	
Amortization Expense	25,601
Commission expense	497,019
Depreciation Expense	4,731
Insurance	3,295
Office expense	24,815
Outside services	63,522
Professional fees	9,675
Regulatory fees	25,824
Rent	61,303
Salaries and wages	961,216
Telephone	12,278
Other general and administrative expenses	21,825
Total operating expenses	1,711,104
Reimbursement from affiliate	(1,060,889)
Net loss before income tax provision	800
Income tax provision	800
Net loss	$ -

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

Balance, December 31, 2015	$	68,966
Capital contribution		-
Net Income (Loss)		-
Balance, December 31, 2016	$	68,966

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:	
Net loss	$ -
Depreciation & Amortization	30,332
Changes in operating assets and liabilities:	
Commission receivable	(36,322)
Prepaid expenses	(23,626)
Deposits	(7,086)
Accounts payable and accrued expenses	(19,746)
Commissions payable	31,605
Net cash used by operating activities	(24,843)
Cash Flows for Investing Activities:	
Purchase of fixed assets	(7,739)
Disposal of fixed assets	-
Net cash used by investing activities	(7,739)
Cash Flows from Financing Activities:	
Due to Affiliates	(14,956)
Due from Affiliates	63,137
Net cash flows provided by financing activities	48,181
Net increase in cash	15,599
Cash at beginning of year	99,178
Cash at end of year	$ 114,777
Supplemental Information	
Interest paid	$ -
Taxes paid	$ 800

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2016

Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer:

- Private placement of securities
- Distribution of Business Development Companies

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of Triton Pacific Securities, LLC.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a

Note 2 – Significant Accounting Policies (Continued)

provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Is provided on a straight-line basis using estimated useful lives of three to ten years.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party

The Company has entered into an expense sharing agreement with Triton Pacific Capital Partners, LLC ("TPCP"). The Company and TPCP have common shareholders. Rent and general overhead are allocated between the two companies. During 2016, the Company paid approximately $65,355 to TPCP as rent and other expenses.

Additionally, TPCP may pay certain expenses of the Company upfront and receive reimbursement subsequent to the transactions. Approximately $76,146 was due to TPCP and other affiliated companies on December 31, 2016.

Effective July 1, 2015 the Company entered into an Expense Reimbursement Agreement with Triton Pacific Adviser ("TPA"), an affiliated registered investment adviser. TPA is the Adviser to Triton Pacific Investment Corporation, Inc., a registered investment company structured as a business development company. The Company is the Dealer Manager for a current offering. Pursuant to this Expense Reimbursement Agreement, TPA has agreed to reimburse up to 100% of the operating expenses of the Company. For the year ended December 31, 2016, $1,060,889 was reimbursed to the Company under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $14,574 which was $4,683 in excess of its required net capital of $9,891. The Company's net capital ratio was 10.04 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2016, the Company recorded the minimum liability company income tax of $800.

Note 7– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k) (2) (i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – Leasing Arrangements

The Company leases office space under a non-cancelable operating lease expiring April 30, 2020. At December 31, 2016, the future minimum lease payments under the lease agreement were as follows:

2017	$66,196
2018	68,181
2019	23,181
TOTAL	$157,558

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 28, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triton Pacific Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2016

Computation of net capital			
Member's capital		$	68,966
Less: Non-allowable assets:			
Commissions receivable net of payable	366		
Deposits	7,086		
Due from affiliates	15,622		
Prepaid expenses	19,305		
Other assets	12,013		54,392
Net capital		$	14,574
Computation of net capital requirements			
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness		$	9,891
Minimum dollar net capital required		$	5,000
Net Capital required (greater of above)		$	9,891
Excess net capital		$	4,683
Computation of aggregate indebtedness			
Total liabilities		$	148,366
Aggregate indebtedness to net capital			10.18

Note: There is a $780 difference which we consider not material between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2016.

Triton Pacific Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Triton Pacific Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
Triton Pacific Securities, LLC

I have reviewed management's statements, included in the accompanying Triton Pacific Securities, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 24, 2017

TritonPacific
Securities, LLC

February 21, 2017

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triton Pacific Securities, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2016 to December 31, 2016.

Sincerely,



CFO

32451 Golden Lantern | Suite 304 | Laguna Niguel | CA | 92677
TEL: 949.429.8500 | FAX: 844.943.4995
www.tritonpacific.com

